June 15, 2022

VIA EDGAR
==========
Alison White
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust; File Nos. 333-264440

Dear Ms. White,

On April 22, 2022, Cantor Select Portfolios Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-14 (the “Registration Statement”) with respect to Cantor Growth Equity Fund, a series of the Trust (the “Fund”). On May 3, 2022, we received oral accounting comments from Mindy Rotter on the Registration Statement. On May 12, 2022, we received oral comments from you on the Registration Statement. On May 19, 2022, we received an additional oral comment from you on the Registration Statement. On June 3, 2022, we filed pre-effective amendment no. 1 to the Registration Statement (the “Amendment”). On June 7, 2022, we received oral comments on the Amendment from you and from Mindy Rotter. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

ACCOUNTING COMMENTS

Comment 1. Please confirm in correspondence that the capitalization table will be corrected so that the total assets for the Existing Fund matches the total of all its share classes. Please also explain supplementally why the NAV for the Existing Fund was included in the capitalization table rather than just those of each share class.

Response. The Registrant so confirms. The NAV for the Existing Fund at the Fund level was removed.

Comment 2. Please confirm in correspondence that the references to the financial statements and the financial highlights will be updated to include the semi-annual financial information of the Existing Fund.

Response. The Registrant so confirms.

GENERAL DISCLOSURE COMMENTS

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

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Comment 3. In Comment 10 and Comment 14 in the staff’s prior comments, we requested that disclosure be added regarding why the reorganization was being proposed (such as the Fund was losing assets or there was a problem with the Adviser) and explain why the Board of Trustees would consider liquidating the Existing Fund should the Reorganization not be approved by shareholders. We do not believe satisfies the comment. Please revise the disclosure as requested.

Response. The Registrant has revised the disclosure as follows:

Q.       Why is the Reorganization being proposed?

A.       At a meeting of the Board of Trustees of the Trust held on March 28, 2022 (the “Board Meeting”), DMC recommended to the Board of DGEF that they approve the Reorganization. DMC believes that the Existing Fund may not be able to retain the current assets if the sub-advisor were to be terminated or otherwise removed from the Existing Fund. The Existing Fund was acquired and became a series of DGEF in 2019.  DMC has since looked for opportunities for the Existing Fund to grow its assets.  DMC considered various avenues to asset growth, including internalizing the portfolio management of the Existing Fund, as well as considering the Reorganization. However, due to the historical relationship between the management team of the sub-advisor and the underlying shareholders of the Existing Fund, DMC believes that the Existing Fund may not be able to retain the current assets if the portfolio management were internalized or the sub-advisor were to be terminated or otherwise removed from the Existing Fund.  DMC believes that the Reorganization, would be less disruptive to shareholders than replacing Smith with another DGEF portfolio manager or an external sub-advisor and that the addition of Cantor as the adviser to the New Fund may increase asset gathering opportunities due to Cantor’s commitment to grow distribution opportunities for this specific New Fund given its ownership stake in the sub-advisor.

and

At a meeting of the Board of Trustees of the Trust held on March 28, 2022 (the “Board Meeting”), DMC recommended to the Board of DGEF that they approve the Reorganization. DMC believes that the Existing Fund may not be able to retain the current assets if the sub-advisor were to be terminated or otherwise removed from the Existing Fund. The Existing Fund was acquired and became a series of DGEF in 2019.  DMC has since looked for opportunities for the Existing Fund to grow its assets.  DMC considered various avenues to asset growth, including internalizing the portfolio management of the Existing Fund, as well as considering the Reorganization. However, due to the historical relationship between the management team of the sub-advisor and the underlying shareholders of the Existing Fund, DMC believes that the Existing Fund may not be able to retain the current assets if the portfolio management were internalized or the sub-advisor were to be terminated or otherwise removed from the Existing Fund.  DMC believes that

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the Reorganization, would be less disruptive to shareholders than replacing Smith with another DGEF portfolio manager or an external sub-advisor and that the addition of Cantor as the adviser to the New Fund may increase asset gathering opportunities due to Cantor’s commitment to grow distribution opportunities for this specific New Fund given its ownership stake in the sub-advisor.  DMC recommended the Reorganization because of the following factors, among others:

…

The Board also considered alternatives to the Reorganization, such as the liquidation of the Existing Fund given the anticipated limited asset gathering opportunities. The Board considered reorganization as a better option to both (a) retain the Existing Fund’s assets rather than risk potentially losing assets in a less stable fund environment if the Existing Fund’s portfolio management team were to be replaced or the Existing Fund to be liquidated and (b) increase asset gathering opportunities with the addition of a new adviser who is committed to growing distribution opportunities for this specific New Fund given its ownership stake in the sub-advisor. In this instance, the Existing Fund would pay for the cost of liquidation and shareholders would potentially be subject to increased tax liability.

Comment 4. Please file the amended Declaration of Trust as an exhibit to the N-14 before effectiveness.

Response. The Registrant will file the amended Declaration of Trust as an exhibit to the N-14 before effectiveness.

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If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle